FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2007

STEALTHGAS INC.

331 KIFISSIAS AVENUE

ERITHREA 14561

ATHENS, GREECE

(011)(30)(210) 625 2849

(Address, including zip code, and telephone number,

including area code, of registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_] No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the release issued by Stealthgas, Inc. on February 1, 2007

EXHIBIT 1

STEALTHGAS INC. ANNOUNCES DATE FOR THE RELEASE OF FOURTH QUARTER AND FISCAL YEAR 2006 RESULTS, CONFERENCE CALL AND WEBCAST; TAKES DELIVERY OF NEWBUILDING LPG CARRIER; RELEASES UPDATED FLEET DEPLOYMENT AND MANAGEMENT ARRANGEMENTS

ATHENS, GREECE, FEBRUARY 1, 2007. STEALTHGAS INC. (NASDAQ: GASS) today announced that it took delivery of the “Gas Flawless”, a 6,300 cbm Fully Pressurized (“FP”) LPG carrier built in the Higaki Zosen shipyard, Japan, in 2007 and has been deployed under a two year time charter to a major international gas trader at the rate of $299,000 per calendar month. This vessel is the first ever newbuilding to be delivered to STEALTHGAS INC.

In addition, STEALTHGAS INC. will release its fourth quarter 2006 and fiscal year results for the period ended December 31, 2006 on Friday, February 23, 2007 after the close of the market in New York.

On Monday, February 26, 2007 at 10:00 A.M. EST, the company’s management will host a conference call to discuss the results and the company's operations and outlook.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1866 819 7111(from the US), 0800 953 0329 (from the UK) or +44

(0) 1452 542 301 (from outside the US). Please quote "STEALTHGAS".

In case of any problems with the above numbers, please dial 1866 869 2352 (from the US), 800 694 1449 (from the UK) or +44 (0) 1452 560 304 (from outside the US). Please quote "STEALTHGAS".

A telephonic replay of the conference call will be available until March 05, 2007 by dialing 1866 247 4222 (from the US), 0800 953 1533 (from the UK) or +44 1452 550 000 (from outside the US). Access Code: 2201616#

Slides and audio webcast:

There will also be a live -and then archived- webcast of the conference call, through the internet through the STEALTHGAS INC. website (www.stealthgas.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

New Time Charter Agreements:

STEALTHGAS INC. announced that it has entered into a new bare boat charter arrangement for the “Gas Eternity”, a new time charter arrangement for the “Gas Zael” and has extended the existing time charter for the “Gas Shanghai” with improved terms.

Upon the expiry of its current time charter on or about March 2007, the “Gas Eternity” will commence a three year bare boat charter at the rate of $122,500 per calendar month to a Far Eastern operator.

The “Gas Shanghai” has extended its existing time charter for a further six months from March 2007 at the improved rate of $225,000 per calendar month to an oil major.

Lastly, the “Gas Zael” has entered into a new time charter from January 30, 2007 with a major oil company for a period of between 45 and 60 days at a daily rate of $13,250 per day.

Update on Management Arrangements:

STEALTHGAS INC. also announced further details of the vessels being brought under the operational and technical management of its affiliated management company, Stealth Maritime Corp. Following today’s delivery of the “Gas Flawless” which will be managed by Stealth Maritime Corp., the “Gas Cathar” and the “Gas Crystal” will also be brought under the technical and operational management of Stealth Maritime Corp. in early March 2007, bringing the total number of vessels managed by Stealth Maritime Corp. to eight.

CEO Harry Vafias commented, “We are very pleased to have taken delivery of the Gas Flawless, the first newbuilding acquired by STEALTHGAS and securing an attractive two year time charter upon her. We have also renewed the Gas Shanghai for an additional six months time charter at an improved rate and secured a three year bare boat charter on the Gas Eternity at a better net rate than she was earning previously whilst on a shorter period time charter. With these fixtures, we have further enhanced the earnings of the company while also extending the employment profile of the fleet with some 74% of voyage days now fixed for 2007, and 27% fixed for 2008. We are also pleased to have fixed the Gas Zael albeit for a relatively short time charter period at a very attractive rate.

Furthermore, we have been encouraged by the firming of employment rates in our sector over the past few weeks despite the relatively warm weather that has been affecting much of the world during the early part of the winter season. Finally, we believe that the continued implementation of our previously announced plan to bring vessels under the management of Stealth Maritime Corp. will also support positively the operational efficiency of the company going forward, and will enhance management efficiency by reducing the number of international third party managers utilized by the company.”

Updated Fleet Profile and Fleet Deployment:

The table below describes our fleet development and deployment as of today:

Vessel	Vessel Size (cbm)	Vessel Type	Year Built	Delivered To GASS	Employment Status	Charter Expiration	Monthly Rate (1*) $
CURRENT FLEET (Initial Fleet plus Identified & Additional Vessels already delivered to GASS)
Gas Cathar	7,517	F.P.	2001	Oct-05	Time Charter	Aug-07	355,000
Gas Marathon	6,572	F.P.	1995	Nov-05	Bareboat	Oct-07	220,000
Gas Chios(4)	6,562	F.P.	1991	Oct-05	Time Charter	Mar-07	300,000
Gas Amazon	6,526	F.P.	1992	May-05	Time Charter	Nov -07	252,500
Gas Flawless	6,300	F.P.	2007	Feb-07	Time Charter	Feb-09	299,000
Gas Monarch	5,018	F.P.	1997	Dec-05	Time Charter	Jun-07	295,000
Gas Nemesis	5,016	F.P.	1995	Jun-06	Time Charter	June-07	225,000
Lyne (2)	5,014	F.P.	1996	May-06	Bareboat	May-09	163,636
Gas Emperor	5,013	F.P.	1995	Feb-05	Time Charter	Jun-07	245,000
Birgit Kosan(6)	5,012	F.P.	1995	Apr-05	Bareboat	Apr-07	190,000
Catterick	5,001	F.P	1995	Nov-05	Time Charter	Jan-08	217,000
Sir Ivor (3)	5,000	F.P.	2003	May-06	Bareboat	May-09	163,636
Gas Sincerity	4,123	F.P.	2000	Nov-05	Time Charter	Jul-07	245,000
Gas Spirit	4,112	F.P.	2001	Dec-05	Time Charter	Jun-07	250,000
Gas Zael	4,111	F.P.	2001	Dec-05	Time Charter	Mar-07	402,800
Gas Courchevel	4,109	S.R.	1991	Nov-04	Time Charter	Mar-07	390,000
Gas Prophet (5)	3,556	F.P.	1996	Oct-04	Bareboat	Sep-09	110,000
Gas Shanghai (8)	3,526	F.P.	1999	Dec-04	Time Charter	Mar-07	194,000
Gas Czar	3,510	F.P.	1995	Feb-06	Time Charter	Nov-07	190,000
Gas Legacy	3,500	F.P.	1998	Oct-05	Time Charter	Apr-07	250,000
Gas Fortune	3,500	F.P.	1995	Feb-06	Time Charter	Dec-07	186,000
Gas Eternity (7)	3,500	F.P.	1998	Mar-06	Bareboat	Apr-10	122,500
Gas Artic	3,434	S.R.	1992	Apr-05	Bareboat	Apr-09	190,000
Gas Ice	3,434	S.R.	1991	Apr-05	Bareboat	Apr-08	174,250
Batangas	3,244	F.P.	1995	Jun-06	Bareboat	Jul-08	106,000
Gas Crystal	3,211	S.R.	1990	Nov-05	Spot	N/A	N/A
Gas Oracle	3,014	F.P.	1990	Dec-05	Time Charter	Dec-07	220,000
Gas Prodigy	3,014	F.P.	1995	Oct-05	Time Charter	Dec-07	180,000
Gas Tiny	1,320	S.R.	1991	Oct-04	Time Charter	Jan-09	140,000
FLEET TOTAL	126,769 Cbm
29 VESSELS
Additional Vessels (with expected delivery date)
Gas Haralambos	7,000	F.P.	Oct-07	Oct-07
FLEET TOTAL	133,769 cbm
30 VESSELS

•

F.P.: Fully-Pressurized

•

S.R.: Semi-Refrigerated

•

(1) To calculate daily rate divide by 30.4. All rates are quoted on a gross basis and do not take into account chartering commissions

•

(2) Lyne is employed under a bareboat charter until May 2009 at the rate of USD 163,636. Thereafter, at charterer’s option, the bareboat charter can be extended for a further one year at the rate of USD 171,717.

•

(3) Sir Ivor is employed under a bareboat charter until May 2009 at the rate of USD 163,636. Thereafter, at charterer’s option, the bareboat charter can be extended for a further one year at the rate of USD 171,717.

•

(4) Gas Chios charter has been extended for an additional twelve-month period at the rate of USD 252,500 per month. The charter will commence in March 2007.

•

(5) Gas Prophet has for the three year duration of her bare boat charter been renamed the M.T. Ming Long

•

(6) Birgit Kosan is currently employed under a bare boat charter to an international owner of LPGs expiring in April 2007. This bare boat charter has been extended for 6 months from April 2007 to October 2007 at a rate of USD 150,000 per calendar month.

•

(7) Gas Eternity will, from the commencement of her three year bareboat charter in March 2007, be renamed the M.T Yu Tian 9.

•

(8) Gas Shanghai is currently employed under a time charter until March 2007. Thereafter she will be employed on a further six month time charter at the rate if USD 225,000 per calendar month.

About STEALTHGAS INC.

Headquartered in Athens, Greece, STEALTHGAS INC. is a ship-owning company serving the liquefied petroleum gas (LPG) sector of the international shipping industry. STEALTHGAS INC. currently has a fleet of 29 LPG carriers with a total capacity of 126,769 cubic meters (cbm). In addition, the company has agreed to acquire one newbuilding LPG carrier expected to be delivered to STEALTHGAS INC. in early October 2007. Once these acquisitions are completed, STEALTHGAS INC.’s fleet will be composed of 30 LPG carriers with a total capacity of 133,769 cubic meters (cbm). STEALTHGAS’s shares are listed on NASDAQ and trade under the symbol “GASS”.

Forward-Looking Statement

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although STEALTHGAS INC. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, STEALTHGAS INC. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in STEALTHGAS INC.'s operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by STEALTHGAS INC. with the US Securities and Exchange Commission.

Visit our website at www.stealthgas.com

Company Contact:

Andrew J. Simmons

Chief Financial Officer

STEALTHGAS INC.

011-30-210-6250-001
E-mail: simmons@stealthgas.com

Investor Relations/Media:
Nicolas Bornozis
Capital Link, Inc.(New York)
Tel. 212-661-7566
E-mail: nbornozis@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Stealthgas, Inc.

(Registrant)

Dated:  February 1, 2007                    By:            /s/ Andrew J. Simmons

                                             ----------------------------------

                                             Andrew J. Simmons

                 Chief Financial Officer